Consolidated Financial Statements

December 31, 2013 and 2012

(Expressed in U.S. dollars)

Contents

Management’s Report		3-4
Reports of independent registered public accounting firm		5-6

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Financial Position		7
Consolidated Statements of Comprehensive Income/Loss		8
Consolidated Statements of Changes in Equity		9
Consolidated Statements of Cash Flow		10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	Corporate information	11
2.	Basis of preparation	11
3.	Summary of significant accounting policies	11
4.	Subsidiaries	24
5.	Cash and cash equivalents	24
6.	Advances and accounts receivable	24
7.	Related party transactions	25
8.	Prepaid expenses and deposits	26
9.	Inventories	26
10.	Investment in associate	26
11.	Property, plant and equipment	28
12.	Exploration and evaluation assets	29
13.	Mine under construction	30
14.	Accounts payable and accrued liabilities	30
15.	Deferred Revenue	30
16.	Bank loans	31
17.	Employee retention allowance	31
18.	Provision for closure and reclamation	32
19.	Long-term debt	32
20.	Preference shares	33
21.	Share capital	35
22.	Share-based payments	36
23.	Commitments and contingencies	39
24.	Segmented reporting	39
25.	Production Costs	41
26.	General and Administrative Expenses	41
27.	Financial risk management objectives and policies	42
28.	Non-cash transactions	46
29.	Income Taxes	46
30.	Events after the reporting period	47

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Banro Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2013 have been audited by Deloitte LLP, Independent Registered Public Accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “John Clarke”	(Signed) “Donat Madilo”

John Clarke	Donat Madilo
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 29, 2014

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013 and no material weaknesses were discovered.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting firm, as stated in their report located on page 6 of the Annual Financial Statements.

(Signed) “John Clarke”	(Signed) “Donat Madilo”

John Clarke	Donat Madilo
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 29, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banro Corporation

We have audited the accompanying consolidated financial statements of Banro Corporation and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive income/loss, consolidated statements of changes in equity, and consolidated statements of cash flow for each of the years in the two-year period ended December 31, 2013 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and 2012 and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

 /s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banro Corporation

We have audited the internal control over financial reporting of Banro Corporation and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in Form 40-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board , and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 29, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2014

Banro Corporation

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

	Notes	December 31, 2013	December 31, 2012
		$	$
Assets
Current Assets
Cash and cash equivalents	5	4,452	27,049
Advances and accounts receivable	6	8,821	7,203
Due from related parties	7	63	97
Prepaid expenses and deposits	8	8,446	8,283
Inventories	9	31,936	17,999
Total Current Assets		53,718	60,631

Non-Current Assets
Investment in associate	10	1,267	1,459
Property, plant and equipment	11	312,105	307,739
Exploration and evaluation	12	117,740	95,733
Mine under construction	13	337,203	170,225
Total Non-Current Assets		768,315	575,156

Total Assets		822,033	635,787

Liabilities and Shareholders' Equity
Current Liabilities
Bank indebtedness		491	-
Accounts payable	14	65,197	48,380
Accrued liabilities	14	11,291	6,424
Deferred revenue	15	17,369	-
Bank loans	16	29,250	-
Due to related parties	7b	635	66
Employee retention allowance	17	2,777	2,170
Total Current Liabilities		127,010	57,040

Provision for closure and reclamation	18	4,218	777
Long-term debt	19	158,599	154,685
Bank loans	16	13,250	-
Preference shares	20	27,972	-

Total Liabilities		331,049	212,502

Shareholders' Equity
Share capital	21	518,615	456,738
Warrants	19, 21b	13,356	13,252
Contributed surplus	22	41,793	37,610
Accumulated other comprehensive income		(87)	8
Deficit		(82,693)	(84,323)
Total Shareholders' Equity		490,984	423,285
Total Liabilities and Shareholders' Equity		822,033	635,787

Commitments	23	-	-

Common shares (in thousands)
Authorized		Unlimited	Unlimited
Issued and outstanding		252,101	201,882

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on March 21, 2014.

Signed on behalf of the Board of Directors by:

/s/ John Clarke	/s/ Arnold Kondrat

John Clarke	Arnold Kondrat
Director	Director

Banro Corporation

Consolidated Statements of Comprehensive Income/(Loss)

(Expressed in thousands of U.S. dollars, except per share amounts)

		For the years ended
	Notes	December 31, 2013	December 31, 2012
		$	$
Operating Revenue		111,808	42,631

Operating Expenses
Production costs	25	(66,187)	(22,139)
Depletion and depreciation	11	(25,552)	(8,057)
Total mine operating expenses		(91,739)	(30,196)

Gross earnings from operations		20,069	12,435

Other Expenses
General and administrative	26	(10,441)	(6,568)
Share-based payments	22	(2,642)	(7,929)
Transaction costs	20	(2,360)	-
Foreign exchange gain/(loss)		(192)	(143)
Interest and bank expenses	16, 18, 19	(5,459)	(2,306)
Interest income		126	318
Dividends paid on preferred shares	20	(2,277)	-
Net loss from operations		(3,176)	(4,193)

Loss on disposal of property, plant and equipment	11	(14)	(287)
Share of loss from investment in associate	10	(80)	(130)
Dilution gain/(loss) from investment in associate	10	(28)	49
Gain on change in fair value of preferred shares	20	4,928	-

Income/(loss) for the year		1,630	(4,561)

Item that may be reclassified to profit or loss:
Foreign currency translation differences of foreign investment in associate	10	(95)	35
Total comprehensive income/(loss) for the year		1,535	(4,526)

Earnings/(Loss) per share, basic	21c	0.01	(0.02)
Earnings/(Loss) per share, diluted	21c	0.01	(0.02)

Weighted average number of common shares outstanding
Basic	21c	236,278	200,607
Diluted	21c	236,278	200,607

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S dollars)

			Share capital
			Number of
	Notes		common shares (in thousands)	Amount $	Warrants $	Contributed Surplus $	Currency Translation Adjustment $	Deficit $	Total Shareholder's Equity $
Balance at January 1, 2012			197,076	440,738	-	28,061	(27)	(79,762)	389,010
Share-based compensation	22		-	-	-	14,818	-	-	14,818
Stock options exercised			4,726	15,645	-	(5,176)	-	-	10,469
Warrants issued	21	b	-	-	13,252	-	-	-	13,252
Warrants exercised	21	b	80	355	-	(93)	-	-	262
Net income/(loss) for the year			-	-	-	-	-	(4,561)	(4,561)
Foreign currency translation differences of foreign investment in associate	10		-	-	-	-	35	-	35
Balance at December 31, 2012			201,882	456,738	13,252	37,610	8	(84,323)	423,285

Issued common shares	21		50,219	61,877	-	-	-	-	61,877
Issued broker warrants	21	b	-	-	104	-	-	-	104
Share-based compensation	22		-	-	-	4,183	-	-	4,183
Net income/(loss) for the year			-	-	-	-	-	1,630	1,630
Foreign currency translation differences of foreign investment in associate	10		-	-	-	-	(95)	-	(95)
Balance at December 31, 2013			252,101	518,615	13,356	41,793	(87)	(82,693)	490,984

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation

Consolidated Statements of Cash Flow

(Expressed in thousands of U.S dollars)

		For the years ended
	Notes	December 31, 2013	December 31, 2012
		$	$
Cash flows from operating activities
Net income/(loss) for the year		1,630	(4,561)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities
Depletion and depreciation	11	25,603	8,096
Unrealized foreign exchange gain		(492)	97
Share of loss from investment in associate	10	80	130
Share based payments	22	2,642	7,929
Employee retention reserve	17	250	275
Accrued interest		4,701	-
Financing costs	20	2,360	2,135
Fair value of preferred shares	20	(4,928)	-
Accretion on closure and reclamation	18	129	10
Loss on disposal of property, plant and equipment	11	14	287
Gain on dilution	10	28	(49)
Interest paid	16, 18, 19	(3,512)	(1,070)
Interest received		126	-
Changes in non-cash working capital
Advances and accounts receivable		(1,617)	(6,294)
Due from related parties		30	70
Prepaid expenses and deposits		(180)	(6,821)
Inventory		(13,937)	(1,805)
Accounts payable		11,524	3,850
Accrued liabilities		1,132	(7,730)
Employee retention allowance	17	(235)	(93)
Due to related parties		569	43
Net cash flows provided by/(used in) operating activities		25,917	(5,501)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(34,082)	(32,081)
Disposal of property, plant, and equipment		-	10
Expenditures on exploration and evaluation	12	(21,668)	(31,481)
Expenditures on mine under construction, net of pre-production revenue	13	(126,583)	(76,057)
Interest paid	16, 19	(16,744)	(7,704)
Advances from associate	10	(11)	-
Net cash used in investing activities		(199,088)	(147,313)

Cash flows from financing activities
Bank overdraft		491	-
Net proceeds from unearned revenue (Gross $17,369, Issuance costs $78)	15	17,291	-
Gross proceeds from common share issuances	21	66,412	10,900
Issuance costs related to common share issuances	21	(4,535)	(432)
Net proceeds from warrants exercised (Gross $355, Issuance costs $93)	21	-	262
Net proceeds from preference share issuances (Gross $32,900, Issuance costs $2,178)	20	30,722	-
Payment of dividends		(2,277)	-
Net proceeds from units (Gross $175,000, Issuance costs $9,986)	19, 21b	-	165,014
Proceeds from bank loans	16	53,000	-
Repayments of bank loans	16	(10,500)	(5,625)
Net cash provided by financing activities		150,604	170,119

Effect of foreign exchange on cash held in foreign currency		(30)	48
Net (decrease)/increase in cash during the year		(22,597)	17,353
Cash and cash equivalents, beginning of the year		27,049	9,696
Cash and cash equivalents, end of the year		4,452	27,049

Non-cash transactions (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

1.	Corporate information

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements as at and for the years ended December 31, 2013 and 2012 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in Barbados, Banro Group (Barbados) Limited. In June 2013, the Company completed a reorganization of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL, to now be held under the respective wholly-owned subsidiaries of Banro Group (Barbados) Limited, comprising of Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited, Namoya (Barbados) Limited and Twangiza (Barbados) Limited.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 707O, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of preparation

a)	Statement of compliance

These consolidated financial statements as at and for the years ended December 31, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information as at and for years ended December 31, 2013 and 2012, has been prepared in accordance with IFRS and IFRS Interpretation Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2013.

The date the Company’s Board of Directors approved these consolidated financial statements was March 21, 2014.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently by all group entities and for all periods presented in these consolidated financial statements.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an entity, exposure or rights to variable returns from the Company’s involvement with the entity, and the ability to use its power over the entity to affect the amount of the Company’s returns. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances, transactions, revenues and expenses have been eliminated.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

ii.	Associate

Where the Company has the power to significantly influence but not control the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter for the post-acquisition changes in the Company’s share of the net assets of the associate, under the equity method of accounting. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive income/loss, except that losses in excess of the Company's investment in the associate are not recognized unless there is a legal or constructive obligation to recognize such losses. If the associate subsequently reports profits, the Company’s share of profits is recognized only after the Company’s share of the profits equals the share of losses not recognized.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investor’s interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the Company’s investment in an associate. Where there is objective evidence that the investment in an associate has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

iii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Estimates:

i.	Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the Congo. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the Congo. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

ii.	Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

iii.	Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

iv.	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 22.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

v.	Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

vi.	Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Judgments:

i.	Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use

•	the ability to produce a saleable product

•	the ability to sustain ongoing production at a steady or increasing level

•	the mine has reached a level of pre-determined percentage of design capacity

•	mineral recoveries are at or near the expected production level

•	the completion of a reasonable period of testing of the mine plant and equipment

The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

ii.	Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

iii.	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive income/loss during the period the new information becomes available.

iv.	Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

v.	Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

c)	Foreign Currency Translation

i.	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s and its subsidiaries’ functional and presentation currency and all values are rounded to the nearest thousand, unless otherwise indicated.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

ii.	Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive income/loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive income/loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e)	Financial Assets

A financial asset is classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequently. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

i.	Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held for trading or it is designated upon initial recognition as at FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

ii.	Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of loans and receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive income/loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified cash and cash equivalents, advances and accounts receivable and balances due from related parties as loans and receivables.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

iii.	HTM investments

HTM financial instruments, which include short-term investments and the related transaction costs, are initially measured at fair value. Subsequently, HTM financial assets are measured at amortized cost using the effective interest rate method, less any impairment losses.

iv.	AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in profit or loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive loss is reclassified from the AFS reserve to profit or loss. The Company has not designated any of its financial assets as AFS.

v.	Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

The carrying amount of all financial assets, excluding advances receivables and balances due from related parties, is directly reduced by the impairment loss. The carrying amount of receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. A provision for impairment is made in relation to advances receivable, and an impairment loss is recognized in profit and loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through use of an allowance account.

With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Reversals for AFS equity instruments are not recognized in profit or loss.

vi.	Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

f)	Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i.	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables, accrued liabilities and amounts due to related parties.

ii.	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive income/loss. The Company does not have any financial liabilities classified as FVTPL.

g)	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other costs are expensed.

h)	Commercial Production

The Company assesses the stage of each mine under construction to determine when a mine has moved into the commercial production phase. Capitalization of costs, including certain mine development and construction costs, ceases when the related mining property has reached a pre-determined level of operating capacity intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs. During the production phase of a mine, costs incurred relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

i)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for gold sold in the normal course of business, net of discounts and sales related taxes. Revenue from the sale of gold is recognized when control of the gold and the significant risks and rewards of ownership are transferred to the customer, which is when title has passed to the customer, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the amount of revenue can be measured, and collection is reasonably assured.

j)	Income (Loss) Per Share

Basic income/loss per share is computed by dividing the net income/loss applicable by the weighted average number of common shares outstanding during the reporting period. Diluted income/loss per share is computed by dividing the net income/loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of stock options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the reporting period.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

k)	Inventories

Inventories include gold bullion, gold-in-process, stockpiled ore, and parts and supplies. Inventories are valued at the lower of cost or net realizable value. The cost of stockpiled ore is based on the weighted average cost per ton. The cost of gold bullion and gold-in-process is based on the average cost of production, which includes all costs attributable to the extraction and processing of ore. The costs of production include: i) materials, equipment, labor and contractor expenses directly attributable to the extraction and processing of ore; ii) depletion and depreciation of property, plant, and equipment used in the extraction and processing of ore; and iii) related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and costs necessary to make the sale.

l)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the capital construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

ii.	Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net income/loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. PPE associated with mining operations are depreciated over the estimated useful lives of the assets on a unit of production basis which is measured by the portion of the mine’s economically recoverable and proven ore reserves produced during the period. All other equipment is depreciated over the estimated useful life of the asset using the straight line method or declining balance method at a rate of 20% to 30% as appropriate.

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use or in production. Changes in estimates are accounted for prospectively.

iv.	Gains and losses

Gains and losses on disposal of an item of PPE are determined by comparing the proceeds from disposal with the carrying amount of the PPE, and are recognized net within other income/expenses in profit or loss.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

v.	Repairs and maintenance

Repairs and maintenance costs are charged to expense as incurred, except major inspections or overhauls that are performed at regular intervals over the useful life of an asset are capitalized as part of PPE.

vi.	Derecognition

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in net earnings (loss) in the period the item is derecognized.

m)	Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

A regular review of each property is undertaken to determine the appropriateness of continuing to carry forward costs in relation to exploration and evaluation of mineral properties. Should the carrying value of the expenditure not yet amortized exceed its estimated recoverable amount in any year, the excess is written off to the consolidated statements of comprehensive income/loss.

n)	Mine Under Construction

Upon completion of a technical feasibility study determining the commercial viability of extracting a mineral resource, exploration and development expenditures are transferred to mine under construction. All subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized to mine under construction until the commencement of commercial production. Development expenditures are net of proceeds from sale of ore extracted during the development phase. After commercial production starts, all assets included in mine under construction are transferred to PPE. Capitalized development expenditures are not depreciated until the assets are ready for their intended use. Upon completion of construction, mining assets are amortized on a unit of production basis which is measured by the portion of the mine’s economically recoverable and proven ore reserves produced during the period. Impairment is tested in the same way as other non-financial assets.

o)	Impairment of Non-financial Assets

The Company’s PPE is assessed for indication of impairment at each consolidated statement of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets. Exploration and evaluation assets are assessed to determine whether they are to be grouped into an operating CGU or if they must be assessed individually if no relevant CGU exists for the purpose of grouping for impairment purposes.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statements of comprehensive income/loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

To date the Company has not recognized any impairment of its non-financial assets.

p)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in subsidiaries and associates where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

q)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period based on the Company’s estimate of share-based awards that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary. Any consideration paid by directors, officers and employees on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Compensation expense on stock options granted to non-employees is measured on the date when the goods or services are received at the fair value of goods or services received. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value of the share-based payments, which is measured by use of a Black-Scholes valuation model, is used. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

r)	Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to the time value of money is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in a economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

s)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are in the normal course of business and have commercial substance.

t)	Newly Applied Accounting Standards

The following new and revised standards and interpretations were adopted as of January 1, 2013:

•	IAS 1, “Presentation of Financial Statements” (amendment);

•	IAS 16, “Property, Plant and Equipment” (amendment);

•	IAS 19, “Employee Benefits” (amendment);

•	IAS 27, “Separate Financial Statements” (amendment);

•	IAS 28, “Investments in Associates and Joint Ventures” (amendment);

•	IAS 32, “Financial Instruments: Presentation” (amendment);

•	IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (new);

•	IFRS 7, “Financial Instruments: Disclosure” (amendment);

•	IFRS 10, “Consolidated Financial Statements” (new);

•	IFRS 11, “Joint Arrangements” (new);

•	IFRS 12, “Disclosure of Interests in Other Entities” (new); and

•	IFRS 13, “Fair Value Measurement” (new).

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s consolidated financial statements.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

u)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The mandatory effective date was previously January 1, 2015 and has since been removed with the effective date to be determined when the remaining phases of IFRS 9 are completed. Once it is complete, the Company will be evaluating the impact the final standard is expected to have on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact its consolidated financial statements.

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units are required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 39, Financial Instruments: recognition (“IAS 39”) was issued by the IASB in June 2013. The amendment clarifies that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

In May 2013, IFRS Interpretation Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is evaluating the impact of this standard on its consolidated financial statements.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

4.	Subsidiaries

The following table lists subsidiaries of the Company:

Name of Subsidiary	Place of Incorporation	Proportion of Beneficial Common Share Ownership Interest	Principal Activity
Twangiza Mining SARL	Democratic Republic of the Congo	100%	Mining
Namoya Mining SARL	Democratic Republic of the Congo	100%	Mining
Lugushwa Mining SARL	Democratic Republic of the Congo	100%	Mining
Kamituga Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro Congo Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro American Resources Inc.	United States of America	100%	Inactive
Twangiza (Barbados) Limited	Barbados	100%	Holding
Namoya (Barbados) Limited	Barbados	100%	Holding
Lugushwa (Barbados) Limited	Barbados	100%	Holding
Kamituga (Barbados) Limited	Barbados	100%	Holding
Banro Congo (Barbados) Limited	Barbados	100%	Holding
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

5.	Cash and cash equivalents

Cash and cash equivalents of the Company includes cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

	December 31, 2013	December 31, 2012

Cash	$4,121	$25,951
Cash equivalents	331	1,098
	$4,452	$27,049

6.	Advances and accounts receivable

Advances of the Company include receivables relating to value-added taxes (“VAT”) in the amount of $8,453 (December 31, 2012 - $6,773), as well as advances to employees. There is no allowance on the VAT receivables outstanding as at December 31, 2013, as all advances are expected to be recovered. During the year ended December 31, 2013, $2,586 was reduced from the outstanding VAT receivable. The non-recoverable amounts of $1,159 were recorded in exploration and evaluation and $1,427 was recorded in the statement of comprehensive income/loss. These amounts relate to VAT paid in 2012 which can no longer be recovered as per regulations in the Congo.

	December 31, 2013	December 31, 2012

Other advances	$368	$430
VAT receivable	8,453	6,773
	$8,821	$7,203

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

7.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2013 and 2012 was as follows:

	Years Ended
	December 31, 2013	December 31, 2012
	$	$
Short-term employee benefits	3,890	6,263
Other benefits	76	108
Employee retention allowance	204	242
Share-based payments	548	9,042
Settlement	2,498	-
	7,216	15,655

During the year ended December 31 2013, directors fees of $273 (year ended December 31, 2012 - $271) were paid to non-executive directors of the Company.

A settlement of $2,498, comprises the remainder owing of the $3,600 settlement amount agreed upon with the Company’s former CEO relating to his departure, and is payable over 29 monthly installments of $86. The Company also issued 500 share appreciation rights to the former CEO as part of the settlement exercisable at a price of Cdn$2.30 and which expire in June 2015.

b)	Other Related Parties

During the year ended December 31, 2013, legal fees of $1,376 (year ended December 31, 2012 - $812), incurred in connection with the Company’s common share and preference share financings and other financings, as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at December 31, 2013, the balance of $575 (December 31, 2012 - $66) owing to this law firm was included in due to related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, the Company incurred common expenses of $197 (year ended December 31, 2012 - $385) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at December 31, 2013, an amount of $60 (December 31, 2012 – $94 owing from Loncor) owing to Loncor was included in due to related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, the Company incurred common expenses of $129 (year ended December 31, 2012 - $395) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at December 31, 2013, an amount of $63 (December 31, 2012 - $3) owing from Gentor was included in due from related parties in the consolidated statements of financial position.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

During the year ended December 31, 2013, $11 was repaid by Delrand Resources Limited (“Delrand”) with respect to the Company’s share of common expenses in the Congo. As at December 31, 2013, an amount of $5 (December 31, 2012 - $nil) was due from Delrand. Amounts due from Delrand are included in Investment in Associate.

	December 31, 2013	December 31, 2012
	$	$
Due from related parties	63	97
Due to related parties	635	66

These transactions are in the normal course of operations and are measured at the exchange amount.

8.	Prepaid expenses and deposits

Prepaid expenses and deposits of $8,446 (December 31, 2012 – $8,283) comprise of $4,652 (December 31, 2012 - $1,869) of advances to suppliers of Twangiza Mining SARL and $1,503 (December 31, 2012 - $3,944) of prepayments to suppliers of Namoya Mining SARL with the remaining $2,291 (December 31, 2012 - $2,470) of prepaid expenses and deposits relating to other operating segments.

9.	Inventories

	December 31, 2013	December 31, 2012
	$	$
Gold bullion	4,201	2,853
Gold-in-process	1,051	1,075
Stockpile ore	1,094	663
Parts and supplies inventory	25,590	13,408
	31,936	17,999

During the year ended December 31, 2013, the Company recognized $66,187 (year ended December 31, 2012 - $22,139) of inventories as an expense within production costs in the statement of comprehensive income/loss.

10.	Investment in associate

The Company’s investment in Delrand, which meets the definition of an associate of the Company, is summarized as follows:

Delrand Resources Limited	December 31, 2013	December 31, 2012

Percentage of ownership interest	28.65%	33.60%
Common shares held	17,717	17,717
Total investment	$1,267	$1,459

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Delrand is a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. The Company’s investment in Delrand is accounted for in the consolidated financial statements using the equity method. The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange of C$0.10 as at December 31, 2013, is $1,499 (December 31, 2012 - $3,561). For the year ended December 31, 2013, the Company’s share of loss in the results of Delrand was $80 (year ended December 31, 2012 –$130). In August and September 2013, Delrand issued additional shares pursuant to warrants exercised for gross proceeds of $391, reducing the Company’s ownership interest in Delrand from 30.16% to 28.65%. In May 2013, Delrand completed a private placement of shares for gross proceeds of $265, reducing the Company’s ownership interest in Delrand from 33.60% to 30.16%. As a result, there was a dilution loss of $28 for the year ended December 31, 2013 (December 31, 2012 – dilution gain of $49).

Delrand’s summarized consolidated statements of financial position as at December 31, 2013 and December 31, 2012 converted to U.S. dollars at the period-end rates of exchange are as follows:

	December 31, 2013	December 31, 2012
	$	$
Current assets	131	65
Exploration and evaluation	4,976	5,250
	5,107	5,315
Current liabilities	(392)	(697)
Non-current liabilities	-	(16)
Net equity	4,715	4,602

Delrand’s summarized statements of comprehensive loss for the years ended December 31, 2013 and 2012 converted to U.S. dollars at the yearly average exchange rate are set out below. The Company’s share of Delrand’s expenses and losses are converted at the average exchange rate at each reporting period or at each change in ownership period.

	Years ended December 31,
	2013	2012
Expenses and loss	(257)	(372)
Banro's share of Delrand's expenses and loss	(80)	(130)

The Company’s investment in Delrand is summarized as follows:

Balance at December 31, 2011	$1,505
Share of loss	(130)
Dilution gain	49
Cumulative translation adjustment	35
Balance at December 31, 2012	1,459
Share of loss	(80)
Dilution loss	(28)
Repayment of advances	11
Cumulative translation adjustment	(95)
Balance at December 31, 2013	$1,267

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

11.	Property, plant and equipment

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Plant and equipment	Total
	$	$	$
Cost
Balance at January 1, 2012	-	33,996	33,996
Additions	8,880	23,203	32,083
Transfers	54,771	211,305	266,076
Disposals	-	(1,628)	(1,628)
Balance at December 31, 2012	63,651	266,876	330,527
Additions	26,413	10,307	36,720
Disposals	-	(587)	(587)
Balance at December 31, 2013	90,064	276,596	366,660

Accumulated Depreciation
Balance at January 1, 2012	-	9,859	9,859
Depreciation for the year	-	10,272	10,272
Depletion for the year	3,942	-	3,942
Disposals	-	(1,285)	(1,285)
Balance at December 31, 2012	3,942	18,846	22,788
Depreciation for the year	-	23,290	23,290
Depletion for the year	8,808	-	8,808
Disposals	-	(331)	(331)
Balance at December 31, 2013	12,750	41,805	54,555

Carrying amounts
Balance at December 31, 2012	59,709	248,030	307,739
Balance at December 31, 2013	77,314	234,791	312,105

During the year ended December 31, 2013, the Company removed from its accounting records assets with a total cost of $180 (December 31, 2012 - $229) that were fully depreciated and no longer in use. During the year ended December 31, 2013, the Company removed assets which were damaged and could no longer be used. This resulted in a loss of $34 (December 31, 2012 - $nil), which was reflected in Exploration and Evaluation, $208 (December 31, 2012 - $19), which is reflected in Mine under Construction, and $14 (December 31, 2012 - $287), which is reflected in the consolidated statement of comprehensive income/loss. The Company’s property, plant and equipment in the Congo are pledged as security as part of the Company’s debt offering of March 2012 and bank loans (notes 16 and 19).

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

12.	Exploration and evaluation assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
	$	$	$	$	$	$
Cost
Balance as at January 1, 2012	16,266	51,921	36,014	6,646	2,595	113,442
Additions	6,413	10,021	8,834	8,825	99	34,192
Transfer to mines under construction	-	(51,921)	-	-	-	(51,921)
Balance as at December 31, 2012	22,679	10,021	44,848	15,471	2,694	95,713
Additions	5,916	5,030	5,422	5,531	108	22,007
Balance as at December 31, 2013	28,595	15,051	50,270	21,002	2,802	117,720

There is approximately $20 of intangible exploration and evaluation expenditures as at December 31, 2013 (December 31, 2012 - $20). The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is a Congo registered subsidiary of the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s Congo registered subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s Congo registered subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

e.	Banro Congo Mining

The Company’s Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

13.	Mine under construction

Development expenditures with respect to the construction of the Company’s Twangiza mine and Namoya project are as follows:

	Twangiza Mine	Namoya Mine	Total
Cost	$	$	$
Balance as at January 1, 2012	277,850	-	277,850
Additions	72,532	118,304	190,836
Pre-production commercial revenue	(68,112)	-	(68,112)
Transfers	(282,270)	51,921	(230,349)
Balance as at December 31, 2012	-	170,225	170,225
Additions	-	166,978	166,978
Balance as at December 31, 2013	-	337,203	337,203

Mines under construction are not amortized until construction is completed. This is signified by the formal commissioning of a mine for production. Effective September 1, 2012, the Company declared commercial production at its Twangiza mine. All capitalized costs related to the Twangiza mine prior to September 1, 2012 were transferred to Property, Plant, and Equipment and to Inventories.

14.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to exploration, development, and production activities and amounts payable for professional services. The credit period for purchases typically ranges from 30 to 120 days.

15.	Deferred Revenue

Deferred revenue of $17,369 as at December 31, 2013 includes a $10,000 prepayment arrangement involving a total of 9,348 ounces of gold to be delivered to Auramet Trading, LLC (“Auramet”) (the organization through which the Company currently sells gold produced from its Twangiza mine), in six equal monthly physical gold deliveries of 1,558 ounces each, from July 2014 to December 2014. There was an additional gold prepayment arrangement of $7,369 with Auramet in relation to 6,250 ounces of gold prepaid by Auramet during the month of December 2013 for delivery in January 2014.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

16.	Bank loans

	Current	Non-current	Total
	$	$	$
Balance at December 31, 2011	5,625	-	5,625
Withdrawals	9,375	-	9,375
Interest	182	-	182
Repayments	(15,182)	-	(15,182)
Balance at December 31, 2012	-	-	-
Withdrawals	39,750	13,250	53,000
Repayments	(10,500)		(10,500)
Balance at December 31, 2013	29,250	13,250	42,500

In February 2013, the Company announced the arrangement of two credit facilities. The credit facilities for $30,000 were completed with two commercial banks in the Congo, Rawbank and Ecobank, each for $15,000, and at rates of 9% and 8.5% interest, respectively. The Rawbank facility was made available to Twangiza Mining SARL, while the Ecobank facility was to Namoya Mining SARL. Both facilities have been fully drawn.

The Rawbank facility (including accrued interest) has been renegotiated to be repayable in ten equal monthly installments starting in April 2014 while the Ecobank facility is repayable in four equal quarterly payments from May 31, 2014.

An additional $10,000 bridge loan was drawn from Rawbank in April 2013 and was repaid May 31, 2013 with accrued interest of $176 that was capitalized to mine under construction.

In July 2013, an additional $3,000 credit facility was received from Rawbank. The loan bears interest of 10% and is repayable over 24 monthly instalments starting in September 2013.

In September 2013, the Company received a $10 million credit facility from a bank in the Congo, Banque Commerciale du Congo ("BCDC"), at a rate of 8% interest. The BCDC loan is repayable, starting February 2014, in ten equal monthly installments of $1,000 and a final installment of $384. The facility has been fully drawn.

The Company has accrued interest on the credit facilities of $419 for the year ended December 31, 2013 (December 31, 2012 - $nil) under accrued liabilities in its consolidated statement of financial position. The Company has recorded interest expense of $1,253, for the year ended December 31, 2013 (December 31, 2012 - $182) and $1,688 was recorded in mine under construction for the year ended December 31, 2013 (December 31, 2012 - $nil) in relation to the bank loans.

17.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2013, the Company had accrued a liability of $2,777 (December 31, 2012 - $2,170).

The following table summarizes information about changes to the Company’s employee retention allowance during the year ended December 31, 2013.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

$
Balance at December 31, 2011	1,385
Additions	878
Payments to employees	(93)
Balance at December 31, 2012	2,170
Additions	842
Payments to employees	(235)
Balance at December 31, 2013	2,777

18.	Provision for closure and reclamation

The Company recognizes a provision related to its constructive and legal obligation in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted liability using the prevailing interest rate in the Congo of 15%, a mine life of 11 years, and estimated future undiscounted liability of $9,404. The provision for the Namoya Mine is calculated at the net present value of the future expected undiscounted liability using an interest rate in the Congo of 15%, a mine life plus expected time to reclaim land of 11 years, and estimated future undiscounted liability of $10,204. For the year ended December 31, 2013, the Company recorded an accretion expense of $129 (year ended December 31, 2012 - $10). As at December 31, 2013, the Company recorded a provision for mine rehabilitation of $4,218 (December 31, 2012 - $777).

	Twangiza Mine	Namoya Mine	Total
	$	$	$
Balance at December 31, 2011	767	-	767
Unwinding of the discount rate	10	-	10
Balance at December 31, 2012	777	-	777
Unwinding of the discount rate	129	-	129
Additions	1,117	2,195	3,312
Balance at December 31, 2013	2,023	2,195	4,218

19.	Long-term debt

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company has recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion of all borrowing costs calculated using a capitalization rate of 88%. As at December 31, 2013, the fair value of the long-term debt is $120,646 (December 31, 2012 - $148,372) which is valued using a market approach and applying an indicated yield of 20.14%. For the year ended December 31, 2013, the Company capitalized borrowing costs of $18,801 (December 31, 2012 – $15,363) to Mine under Construction and recognized $2,612 (December 31, 2012 - $2,135) of borrowing costs under interest expense in its consolidated statement of comprehensive income/loss. The Company has accrued interest on the long-term debt of $5,833 (December 31, 2012 - $5,801) under accrued liabilities in its consolidated statement of financial position.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

$

Balance at January 1, 2012	-
Gross funds received March 2, 2012	175,000
Transaction costs	(9,197)
Value of warrants	(14,041)
Fair Value at Issuance	151,762

Accretion	2,923
Balance at December 31, 2012	154,685

Accretion	3,914
Balance at December 31, 2013	158,599

The table below details the timing of payments for principal and interest on the long-term debt:

	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	$175,000	$-	$175,000	$-	$-
Long-term debt interest	$55,417	$17,500	$37,917	$-	$-

20.	Preference shares

a)	Authorized

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”. All share amounts are presented in thousands.

Quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (as defined below) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (as defined below) on such dividend payment date by (B) four.

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

The “Dividend Liquidation Preference” of a Preference Share on any dividend payment date means an amount equal to (i) the simple average of the afternoon London Gold Fix price per troy ounce for each trading day during the three month period ending on the immediately preceding dividend payment date multiplied by (ii) 0.017501.

The “Production Schedule Yield” means for any dividend payment date the percentage rate appearing under the heading “Annual Dividend Yield” in the table below corresponding to the Monthly Production Level for such dividend payment date (where Monthly Production Level for any dividend payment date refers to the average monthly production level during the three-month period ending on the immediately preceding dividend payment date).

Monthly Production Level	Annual Dividend Yield
(ounces)%
< 8,001	10.00
8,001 - 9,000	10.50
9,001 - 10,000	11.00
10,001 - 11,000	11.50
11,001 - 12,000	12.00
12,001 - 13,000	12.50
13,001 - 14,000	13.00
14,001 - 15,000	13.50
15,001 - 16,000	14.00
16,001 - 17,000	14.50
> 17,000	15.00

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

The Series B Shares were issued for a nominal price and are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable to elect two members to the board of directors of the Company (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid).

Banro Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

The Company has classified the Preference Shares as financial liabilities through profit or loss for reporting purposes given that the shares are a derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive income/loss. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its consolidated statement of financial position. As at December 31, 2013, the Company has recognized the Preference Shares at their fair value of $27,972 and a related gain on the change in fair value of the derivative financial liability of $4,928 for the year ended December 31, 2013. The fair value of the Preference Shares was obtained by using a market approach.

Issued and outstanding Preference Shares are as follows:

	Number of Preference Shares	Fair Value on Issuance	Fair Value
	(in thousands)	$	$
Series A
Issued on April 25, 2013	116	2,900	2,900
Change in fair value during the year	-	-	(434)
Balance at December 31, 2013	116	2,900	2,466

Subco Shares*
Issued on April 25, 2013	1,200	30,000	30,000
Change in fair value during the year	-	-	(4,494)
Balance at December 31, 2013	1,200	30,000	25,506

Total Balance at December 31, 2013			27,972

*There is another 1,200 series B preference shares of the Company associated with the Subco Shares.

21.	Share capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

In April 2013, the Company completed a short-form prospectus offering which included 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795.

As of December 31, 2013, the Company had 252,101 common shares issued and outstanding (December 31, 2012 – 201,882).

	Number of shares (in thousands)	Amount
Balance at December 31, 2011	197,076	$440,738
Shares issued for:
Exercise of stock options	4,726	15,645
Exercise of warrants	80	355
Balance at December 31, 2012	201,882	$456,738

Shares issued for:
Cash	50,219	61,877
Balance at December 31, 2013	252,101	$518,615

b)	Share purchase warrants (in thousands)

As part of the Offering disclosed in Note 19, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. As of December 31, 2013, the Company had 8,400 Warrants outstanding (December 31, 2012 – 8,400).

During the year ended December 31, 2012, a total of 80 broker warrants were exercised into common shares. The remaining 945 broker warrants from the 1,050 broker warrants originally issued in February 2011, which were outstanding at December 31, 2012, expired unexercised in February 2013.

In April 2013, the Company issued 735 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015.

c)	Earnings/Loss per share

Earnings/loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2013, amounting to 236,278 (December 31, 2012 – 200,607) common shares. Diluted earnings/loss per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the year ended December 31, 2013 is 236,278 common shares (December 31, 2012 – 200,607 common shares).

22.	Share-based payments

a)	Stock Option Plan

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at the closing market price of the shares on the day prior to the grant date.

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. All options granted have a contractual life of five years from the date of grant.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The following tables summarize information about stock options:

For the year ended December 31, 2013

Exercise Price Range	Opening	During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 2.35	4,003	2,860	-	(212)	-	6,651	2.59	3,822	2,829
2.40 - 4.75	10,616	-	-	(1,571)	(60)	8,985	3.09	8,491	494
	14,619	2,860	-	(1,783)	(60)	15,636	2.88	12,313	3,323
Weighted Average Exercise Price (Cdn$)	3.79	1.00	-	3.99	3.10	3.26	-	3.74	1.49

For the year ended December 31, 2012

							Weighted
							average
							remaining
Exercise Price Range	Opening	During the Year				Closing	contractual	Vested &
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested

1.10 - 2.35	8,044	-	(4,041)	-	-	4,003	1.97	4,003	-
2.40 - 4.75	3,099	9,028	(685)	(826)	-	10,616	2.94	1,788	8,828
12.00 - 15.00	335	-	-	-	(335)	-	-	-	-
	11,478	9,028	(4,726)	(826)	(335)	14,619	3.51	5,791	8,828
Weighted Average Exercise Price (Cdn$)	2.83	4.61	2.32	4.31	12.31	3.79	-	2.38	4.27
Weighted Average Share Price (Cdn$) at exercise			4.78

The assessed fair value, using the Black-Scholes option pricing model, at grant date of stock options granted during the year ended December 31, 2013 was a weighted average Cdn $1.53 per stock option (December 31, 2012 - Cdn$2.04).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the years ended December 31, 2013 and December 31, 2012 included:

Year ended	December 31, 2013	December 31, 2012
Risk free interest rate	1.21%	0.98% - 1.91%
Expected life	3 years	3 years
Annualized volatility	70.78% - 72.25%	58.77% - 73.46%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$0.24 - $0.44	$1.24 - $2.32

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the year ended December 31, 2013, the Company recognized in the consolidated statement of comprehensive income/loss an expense of $2,642 (year ended December 31, 2012 – $7,929) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $1,564 for the year ended December 31, 2013 (year ended December 31, 2012 – $7,351) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position.

b)	Share Appreciation Rights Plan

In June 2013, the Company established an incentive Share Appreciation Rights (“SARs”) Plan under which non-transferable cash-settled SARs may be granted to directors, officers, or employees of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the SAR, and the exercise of the SARs granted is not dependent on any performance-based criteria.

Under this SARs Plan, all of the SARs granted to date vest on the 12 month anniversary of their grant date. SARs granted to date have a contractual life of two years from the date of grant.

The following tables summarize information about SARs:

	Opening	During the Year				Closing	Weighted average remaining contractual	Vested &
Exercise Price (Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
$2.30	-	500	-	-	-	500	1.45	-	500
	-	500	-	-	-	500	1.45	-	500
Weighted Average Exercise Price (Cdn$)	-	2.30	-	-	-	2.30	-	-	2.30

The model inputs for SARs granted during the year ended December 31, 2013 included:

Year ended	December 31, 2013
Risk free interest rate	1.09%
Expected life	1 year
Annualized volatility	69.61%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	0.1880

The fair value at grant date and at each reporting date is determined using a Black-Scholes option pricing model. The expected price volatility is based on the historic volatility (based on the remaining life of the SARs), adjusted for any expected changes to future volatility due to publicly available information.

During the year ended December 31, 2013, the Company recognized in the consolidated statement of comprehensive income/loss a change in fair value of $24 (year ended December 31, 2012 - $nil) representing the fair value at the date of grant of SARs, less changes in fair value, previously granted under the Company’s SARs Plan.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

23.	Commitments and contingencies

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at December 31, 2013 are as follows:

2014	$430
2015	331
2016	180
$941

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated income/loss, cash flow or financial position.

24.	Segmented reporting

The Company has three reportable segments: mining operations and the exploration and development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining and exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

For the year ended December 31, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	111,808	-	-	-	111,808
Operating expenses	(91,739)	-	-	-	(91,739)
Gross earnings from operations	20,069	-	-	-	20,069

Other expenses	(1,203)	-	-	(9,430)	(10,633)
Share-based payments	(1,135)	-	-	(1,507)	(2,642)
Transaction costs	-	-	-	(2,360)	(2,360)
Interest expense, net of interest income	(2,710)	-	-	(2,623)	(5,333)
Dividends paid on preferred shares	-	-	-	(2,277)	(2,277)
Net earnings/(loss) from operations	15,021	-	-	(18,197)	(3,176)

Share of loss from investment in associate	-	-	-	(80)	(80)
Dilution gain on investment in associate	-	-	-	(28)	(28)
Loss on disposition of property, plant, and equipment	(13)	-	-	(1)	(14)
Gain on change in fair value of derivative liability	-	-	-	4,928	4,928
Earnings/(loss)for the period	15,008	-	-	(13,378)	1,630

Capital expenditures	26,413	22,007	166,978	23	215,421

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

For the year ended December 31, 2012
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	42,631	-	-	-	42,631
Operating expenses	(30,196)	-	-	-	(30,196)
Earnings from mine operations	12,435	-	-	-	12,435

Other expenses	(386)	-	-	(6,325)	(6,711)
Share-based payments	(1,195)	-	-	(6,734)	(7,929)
Interest expense, net of interest income	(106)	-	-	(1,882)	(1,988)
Loss from operations	10,748	-	-	(14,941)	(4,193)

Share of loss from investment in associate	-	-	-	(130)	(130)
Dilution gain on investment in associate	-	-	-	49	49
Loss on disposition of capital asset	(287)	-	-	-	(287)
Earnings (loss) for the year	10,461	-	-	(15,022)	(4,561)

Capital Expenditures	81,412	34,192	118,304	130	234,038

Certain items from the Company’s statements of financial position are as follows:

December 31, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	288,886	119,546	358,525	1,358	768,315
Total assets	330,688	121,133	367,720	2,492	822,033
Provision for closure and reclamation	(2,023)	-	(2,195)	-	(4,218)
Long-term debt	-	-	-	(158,599)	(158,599)
Long-term portion of bank loan	-	-	(13,250)	-	(13,250)

December 31, 2012
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	286,516	97,945	189,116	1,579	575,156
Total assets	325,976	102,397	196,394	11,020	635,787
Provision for closure and reclamation	(777)	-	-	-	(777)
Long-term debt	-	-	-	(154,685)	(154,685)

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Geographic segmentation of non-current assets is as follows:

December 31, 2013
	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment in Associate	Total
	$	$	$	$	$
Congo	312,014	337,203	117,740	-	766,957
Canada	91	-	-	1,267	1,358
	312,105	337,203	117,740	1,267	768,315

December 31, 2012
	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment in Associate	Total
Congo	307,619	170,225	95,733	-	573,577
Canada	120	-	-	1,459	1,579
	307,739	170,225	95,733	1,459	575,156

25.	Production Costs

Productions costs for the Company’s Twangiza Mine for the years ended December 31, 2013 and 2012 are as follows:

	Years Ended
	December 31, 2013	December 31, 2012*
	$	$
Raw materials and consumables	(33,112)	(10,744)
Salaries	(14,669)	(4,516)
Contractors	(12,276)	(3,398)
Other	(6,130)	(3,481)
	(66,187)	(22,139)

*2012 production costs represent the four months of production subsequent to the declaration of commercial production effective September 1, 2012.

26.	General and Administrative Expenses

	Years Ended
	December 31, 2013	December 31, 2012
	$	$
Salaries and employee benefits	(6,182)	(2,491)
Consulting, management, and professional fees	(1,193)	(1,043)
Office and sundry	(982)	(1,082)
Depreciation	(51)	(44)
Other	(2,033)	(1,908)
	(10,441)	(6,568)

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

27.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
	$	$	$
Financial liabilities
Preferred shares	-	27,972	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it currently does not enter into such arrangements.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/(loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2013. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net income by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2013.

	Canadian Dollar	South African Rand	Congolese Franc	British Pound	Australian Dollar	European Euro
	CDN$	ZAR	CDF	£	AUD	EUR
Cash and cash equivalents	462	-	150,799	-	-	-
Prepaid expenses	197	16,014	-	88	2,486	15
Accounts payable	(1,437)	(87,284)	-	(645)	-	(25)
Retention allowance	(685)	-	-	-	-	-
Total foreign currency financial assets and liabilities	(1,463)	(71,270)	150,799	(557)	2,486	(10)
Foreign exchange rate at December 31, 2013	0.9402	0.0953	0.0011	1.6573	0.8928	1.3766
Total foreign currency financial assets and liabilities in US $	(1,376)	(6,792)	166	(923)	2,220	(14)
Impact of a 10% variance of the US $ on net earnings	(138)	(679)	17	(92)	222	(1)

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not currently have any short-term investments.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2013 and December 31, 2012 is as follows:

	December 31, 2013	December 31, 2012
	$	$
Cash and cash equivalents	4,452	27,049
Advances and accounts receivable	8,821	7,203
	13,273	34,252

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt and two bank loans, all other financial obligations of the Company including bank indebtnedness of $491, accounts payable of $65,197, accrued liabilities of $11,291, bank loans of $29,250, and due to related parties of $635 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity price risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

	For the year ended
	December 31, 2013	December 31, 2012
Net earnings/(loss)	1,630	(4,561)
Impact of a 10% weakening of the spot price of gold	(11,181)	(4,263)
Net loss after impact	(9,551)	(8,824)

The Company does not have any financial derivatives to manage commodity price risk.

i)	Title risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	December 31, 2013	December 31, 2012
	$	$
Share capital	518,615	456,738
Warrants	13,356	13,252
Contributed surplus	41,793	37,610
Deficit	(82,693)	(84,323)
	491,071	423,277

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

28.	Non-cash transactions

During the periods indicated there were significant investing and financing non-cash items:

		For the year ended December 31,
	Note	2013	2012
		$	$
Depreciation included in exploration and evaluation assets	12	854	683
Depreciation included in mine under construction assets	13	6,351	2,352
Share-based compensation included in exploration and evaluation assets	22	582	1,565
Share-based compensation included in mine under construction assets	22	982	2,089
Employee retention allowance	17	842	878
Loss on disposal included in mine under construction assets	13	207	19
Loss on disposal included in exploration and evaluation assets	12	34	-

29.	Income Taxes

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the consolidated statement of comprehensive income/loss:

	Years Ended December 31,
	2013	2012
	$	$
Net loss for the year	1,630	(4,561)
Combined federal and provincial income tax rates	26.50%	26.50%
Income tax recovery at Canadian federal and provincial statutory rates	432	(1,209)

Foreign exchange on revaluation	-	(466)
Non deductible amounts expensed	(3,616)	1,744
Unrecognized benefit of deductible temporary differences and others	3,184	(69)
	-	-

The Company has net deductible temporary differences of $98,027 (December 31, 2012 - $87,355) for which no deferred tax asset was recognized.

Banro Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

	Years Ended December 31,
	2013	2012
	$	$
Non-capital losses	77,717	59,074
Capital losses	22,357	22,357
Financing costs	14,258	16,213
Investments	951	778
Fixed assets	118	51
Deductible temporary differences	115,401	98,473

Compound financial instrument and others	(17,374)	(11,118)
Taxable temporary differences	(17,374)	(11,118)

Net deductible temporary differences	98,027	87,355

The Company also has deductible temporary differences of approximately $33,514 in relation to its operations in the Congo for which no deferred tax asset has been recognized.

As at December 31, 2013, the Company has available non-capital losses in Canada of $77,716 that if not utilized will expire as follows:

$
2025	4,444
2027	4,301
2028	7,775
2029	11,115
2030	13,377
2031	12,798
2032	3,590
2033	20,317
77,716

As at December 31, 2013, the Company has available net capital losses in Canada of approximately $22,357 which can be carried forward indefinitely.

In the Congo, the Company is subject to a mining convention signed with the Congolese government that provides the Company with a 10-year tax holiday from the date of commercial production. The tax holiday enables the Company to earn income in the Congo that is exempt from corporate income tax during this period of the tax holiday.

30.	Events after the reporting period

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") with investment funds managed by Gramercy Funds Management LLC ("Gramercy") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share.

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